Convera Corporation
                           921 Gallows Road, Suite 200
                              Vienna, Virginia 2182
                                 (703) 761-3700



                                                                   June 15, 2006


Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Ms. Barbara C. Jacobs, Ms. Maryse Mills-Apenteng
                  and Ms. Anne Nguyen

Re:      Convera Corporation
         Form S-3 Registration Statement
         File No. 333-133344

Dear Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Convera Corporation (the "Company") hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 4:00 PM Washington, D.C. local time on June 16, 2006, or as soon thereafter as possible.

         Pursuant to the comments of the Commission set forth in the letter dated May 11, 2006 in connection with the above-captioned Registration Statement, the Company acknowledges that:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

- the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions or comments regarding the foregoing, please contact me at (703) 761-3700.


                                         Sincerely,

                                         Convera Corporation

                                         /s/ John R. Polchin

                                         John R. Polchin
                                         Chief Financial Officer






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